FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For August 03, 2012

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as a Company announcement in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Risk and balance sheet management (continued)

Market risk
Market risk arises from changes in interest rates, foreign currency, credit spreads, equity prices and risk related factors such as market volatilities. The Group manages market risk centrally within its trading and non-trading portfolios through a comprehensive market risk management framework. This control framework includes qualitative and quantitative guidance in the form of comprehensive policy statements, dealing authorities, limits based on, but not limited to, value-at-risk (VaR), stress testing, positions and sensitivity analyses.

For a description of the Group's basis of measurement and methodology enhancements, refer to pages 229 to 231 of the Group's 2011 Annual Report and Accounts.

CRD III capital charges*
Following the implementation of CRD III in 2011, the Group is required to calculate: (i) Stressed VaR  (SVaR) - an additional capital charge based on a stressed calibration of the VaR model; (ii) an Incremental Risk Charge (IRC) to capture the default and migration risk for credit risk positions in the trading book; and (iii) an All Price Risk (APR) measure for correlation trading positions, subject to a capital floor that is based on standardised securitisation charges. The capital charges at 30 June 2012 associated with these models are shown in the table below:

	30 June	31 March	31 December
	2012	2012	2011
	£m	£m	£m

Stressed VaR	1,670	1,793	1,682
Incremental Risk Charge	528	659	469
All Price Risk	199	262	297

Key points*

•	The FSA approved the inclusion of the Group's US trading subsidiary in the regulatory models in March 2012, resulting in an increase in the IRC and SVaR at 31 March 2012.

•
During Q2 2012, the IRC and SVaR decreased due to general de-risking in sovereign, corporate and agency positions. At the end of Q2 2012, an enhanced IRC model was implemented, partially offsetting the decrease. The APR decreased during Q1 and Q2 due to the unwinding of trades in Non-Core.

* not within the scope of Deloitte LLP's review report

Risk and balance sheet management (continued)

Market risk (continued)

Daily distribution of Markets trading revenues*

http://www.rns-pdf.londonstockexchange.com/rns/2225J_-2012-8-2.pdf

Note:

(1)	The effect of any month end adjustments, not attributable to a specific daily market move, is spread evenly over the trading days in the month in question.

Key points*

•
The average daily revenue earned by Markets' trading activities in H1 2012 was £20 million, compared with £26 million for H1 2011. The standard deviation of the daily revenues for H1 2012 was £14 million, compared with £17 million in H1 2011. The standard deviation measures the variation of daily revenues about the mean value of those revenues.

•
The number of days with negative revenue increased from six in H1 2011 to thirteen in H1 2012. Trading conditions were challenging, characterised by low, flat interest rate curves and by risk aversion weighing on credit and emerging market sentiment. In light of the economic slowdown and political uncertainty in Europe, client volumes remained very subdued.

•
The two most frequent results were daily revenue of: (i) between £15 million and £20 million, and (ii) between £20 million and £25 million, each of which occurred 19 times in H1 2012. In H1 2011, the most frequent result was daily revenue of between £25 million and £30 million, which occurred 18 times.

* not within the scope of Deloitte LLP's review report

Risk and balance sheet management (continued)

Market risk (continued)
The tables below detail VaR for the Group's trading portfolios.

	Half year ended								31 December 2011
	30 June 2012				30 June 2011
	Average	Period end	Maximum	Minimum	Average	Period end	Maximum	Minimum	Period end
Trading VaR	£m	£m	£m	£m	£m	£m	£m	£m	£m

Interest rate	66.3	58.7	95.7	43.6	49.8	36.8	79.2	27.5	68.1
Credit spread	75.7	50.2	94.9	44.9	103.4	64.6	151.1	60.0	74.3
Currency	12.6	10.9	21.3	8.2	10.8	9.3	18.0	5.2	16.2
Equity	6.3	6.2	12.5	3.3	10.8	12.0	17.3	5.2	8.0
Commodity	1.9	1.3	6.0	0.9	0.2	0.3	1.6	-	2.3
Diversification (1)		(45.3)				(61.0)			(52.3)

Total	103.4	82.0	137.0	66.5	117.3	62.0	181.3	60.8	116.6

Core	75.3	67.2	118.0	47.4	84.0	42.5	133.9	42.5	89.1
Non-Core	35.8	24.3	41.9	22.1	91.4	51.4	128.6	47.5	34.6

CEM	78.2	75.8	84.2	73.3	43.6	33.5	57.4	30.3	75.8

Total (excluding CEM)	50.4	43.0	76.4	37.5	97.4	47.6	150.0	45.8	49.7

Note:

(1)
The Group benefits from diversification, which reflects the risk reduction achieved by allocating investments across various financial instrument types, currencies and markets. The extent of diversification benefit depends on the correlation between the assets and risk factors in the portfolio at a particular time. Diversification has an inverse relationship with correlation. The diversification factor is the sum of the VaR on individual risk types less the total portfolio VaR.

Key points

•
The Group's average credit spread VaR for H1 2012 was considerably lower than that for the same period last year, due to the credit spread volatility experienced during the 2008 financial crisis dropping out of the time series window, combined with a reduction in the asset-backed securities trading inventory in Core and the restructuring of some monoline hedges relating to the Non-Core banking book.

•
Counterparty Exposure Management (CEM) manages the over-the-counter derivative counterparty credit risk on behalf of other Markets businesses. More recently, CEM also centrally manages the funding risk on these contracts. The CEM trading VaR was considerably higher in H1 2012 than in H1 2011, primarily due to the transfer of funding risk management from individual desks to CEM.

•
The period end interest rate VaR was higher for H1 2012 than H1 2011. The VaR increased during H2 2011, driven by: (i) pre-hedging activity associated with a large successful UK gilt syndication in which RBS participated; and (ii) positioning reflecting market expectations. The VaR remained at this higher level during H1 2012 given further pre-hedging and positioning activity ahead of subsequent government bond auctions.

Risk and balance sheet management (continued)

Market risk (continued)

	Quarter ended
	30 June 2012				31 March 2012
	Average	Period end	Maximum	Minimum	Average	Period end	Maximum	Minimum
Trading VaR	£m	£m	£m	£m	£m	£m	£m	£m

Interest rate	58.8	58.7	84.5	43.6	73.8	68.3	95.7	51.2
Credit spread	67.3	50.2	90.1	44.9	84.2	88.5	94.9	72.6
Currency	12.6	10.9	18.0	8.8	12.5	11.1	21.3	8.2
Equity	5.1	6.2	7.8	3.3	7.5	6.3	12.5	4.7
Commodity	1.2	1.3	2.4	0.9	2.5	1.3	6.0	1.0
Diversification (1)		(45.3)				(69.0)

Total	90.3	82.0	111.0	66.5	116.6	106.5	137.0	97.2

Core	67.9	67.2	84.1	47.4	82.8	74.5	118.0	63.6
Non-Core	32.9	24.3	40.4	22.1	38.7	39.3	41.9	34.2

CEM	77.3	75.8	83.7	73.8	79.1	78.5	84.2	73.3

Total (excluding CEM)	47.4	43.0	63.2	37.5	53.5	56.6	76.4	41.0

Note:

(1)
The Group benefits from diversification, which reflects the risk reduction achieved by allocating investments across various financial instrument types, currencies and markets. The extent of diversification benefit depends on the correlation between the assets and risk factors in the portfolio at a particular time. Diversification has an inverse relationship with correlation. The diversification factor is the sum of the VaR on individual risk types less the total portfolio VaR.

Key points

•	The average and period end Non-Core and credit spread VaR were lower in Q2 2012 than in Q1 2012, as Non-Core continued its de-risking strategy through the disposal of assets and unwinding of trades.

•	The average and period end interest rate trading VaR were lower in Q2 2012 than in Q1 2012, driven by position reductions in the early part of Q2 2012.

Risk and balance sheet management (continued)

Market risk (continued)
The tables below detail VaR for the Group's non-trading portfolio, excluding the structured credit portfolio and loans and receivables.

	Half year ended								31 December 2011
	30 June 2012				30 June 2011
	Average	Period end	Maximum	Minimum	Average	Period end	Maximum	Minimum	Period end
Non-trading VaR	£m	£m	£m	£m	£m	£m	£m	£m	£m

Interest rate	8.4	6.0	10.7	6.0	8.0	8.3	10.8	5.7	9.9
Credit spread	12.6	9.1	15.4	9.1	21.4	18.0	39.3	14.2	13.6
Currency	3.5	3.5	4.5	3.2	1.1	3.3	3.3	0.1	4.0
Equity	1.8	1.6	1.9	1.6	2.3	2.0	3.1	2.0	1.9
Diversification (1)		(11.2)				(13.1)			(13.6)

Total	14.3	9.0	18.3	9.0	22.6	18.5	41.6	13.4	15.8

Core	14.0	9.0	19.0	8.9	22.0	19.4	38.9	13.5	15.1
Non-Core	2.2	1.7	2.6	1.6	3.2	4.3	4.3	2.2	2.5

CEM	1.0	1.0	1.0	0.9	0.3	0.3	0.4	0.3	0.9

Total (excluding CEM)	14.1	9.0	17.8	9.0	22.5	18.4	41.4	13.7	15.5

Note:

(1)
The Group benefits from diversification, which reflects the risk reduction achieved by allocating investments across various financial instrument types, currencies and markets. The extent of diversification benefit depends on the correlation between the assets and risk factors in the portfolio at a particular time. Diversification has an inverse relationship with correlation. The diversification factor is the sum of the VaR on individual risk types less the total portfolio VaR.

Key point

•
The average Core and credit spread VaR were considerably lower in H1 2012 than in H1 2011, due to reduced volatility in the market data time series, position reductions and a decrease in the size of the collateral portfolio. The reduction in collateral was driven by the restructuring of certain Dutch RMBS. This restructuring facilitated their eligibility as ECB collateral and allowed the disposal in H1 2012 of additional collateral purchased during H2 2011.

Risk and balance sheet management (continued)

Market risk (continued)

	Quarter ended
	30 June 2012				31 March 2012
	Average	Period end	Maximum	Minimum	Average	Period end	Maximum	Minimum
Non-trading VaR	£m	£m	£m	£m	£m	£m	£m	£m

Interest rate	7.2	6.0	8.3	6.0	9.6	8.7	10.7	8.7
Credit spread	11.4	9.1	13.4	9.1	13.9	15.2	15.4	12.9
Currency	3.3	3.5	3.6	3.2	3.7	3.3	4.5	3.2
Equity	1.6	1.6	1.8	1.6	1.9	1.8	1.9	1.8
Diversification (1)		(11.2)				(10.8)

Total	12.8	9.0	15.5	9.0	15.7	18.2	18.3	13.6

Core	12.3	9.0	14.8	8.9	15.7	18.8	19.0	13.5
Non-Core	1.8	1.7	2.5	1.6	2.5	2.4	2.6	2.4

CEM	1.0	1.0	1.0	0.9	1.0	0.9	1.0	0.9

Total (excluding CEM)	12.4	9.0	15.4	9.0	15.7	17.4	17.8	13.5

Note:

(1)
The Group benefits from diversification, which reflects the risk reduction achieved by allocating investments across various financial instrument types, currencies and markets. The extent of diversification benefit depends on the correlation between the assets and risk factors in the portfolio at a particular time. Diversification has an inverse relationship with correlation. The diversification factor is the sum of the VaR on individual risk types less the total portfolio VaR.

Key point

•
The Group's total non-trading VaR was lower in Q2 2012 than in the previous quarter, largely due to decreases in the credit spread and interest rate VaR, which were driven by reduced volatility in the time series and the decrease in the collateral portfolio referred to on the previous page.

Risk and balance sheet management (continued)

Market risk (continued)

Structured Credit Portfolio
The Structured Credit Portfolio is within Non-Core. The risk in this portfolio is not measured or disclosed using VaR, as the Group believes this is not an appropriate tool for the banking book portfolio, which comprises illiquid debt securities. These assets are reported on a drawn notional and fair value basis, and managed on a third party asset and RWA basis. The table below shows the open market risk in the structured credit portfolio.

	Drawn notional					Fair value
	CDOs	CLOs	MBS (1)	Other ABS	Total	CDOs	CLOs	MBS (1)	Other ABS	Total
30 June 2012	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

1-2 years	-	-	-	122	122	-	-	-	114	114
2-3 years	-	-	7	69	76	-	-	6	65	71
3-4 years	-	9	-	49	58	-	9	-	46	55
4-5 years	-	-	103	40	143	-	-	83	37	120
5-10 years	-	379	174	277	830	-	352	109	242	703
>10 years	346	359	485	573	1,763	139	315	308	329	1,091

	346	747	769	1,130	2,992	139	676	506	833	2,154

31 March 2012

1-2 years	-	-	-	54	54	-	-	-	48	48
2-3 years	-	-	9	153	162	-	-	9	143	152
4-5 years	-	18	30	93	141	-	17	23	86	126
5-10 years	-	368	254	248	870	-	334	167	210	711
>10 years	1,115	432	833	557	2,937	202	368	569	319	1,458

	1,115	818	1,126	1,105	4,164	202	719	768	806	2,495

31 December 2011

1-2 years	-	-	-	27	27	-	-	-	22	22
2-3 years	-	-	10	196	206	-	-	9	182	191
4-5 years	-	37	37	95	169	-	34	30	88	152
5-10 years	32	503	270	268	1,073	30	455	184	229	898
>10 years	2,180	442	464	593	3,679	766	371	291	347	1,775

	2,212	982	781	1,179	5,154	796	860	514	868	3,038

Note:

(1)
MBS include sub-prime RMBS with a notional amount of £369 million (31 March 2012 - £396 million; 31 December 2011 - £401 million) and a fair value of £235 million (31 March 2012 - £258 million; 31 December 2011 - £252 million), all with residual maturities of >10 years.

Key point

•
The CDO drawn notional was significantly lower at 30 June 2012 than at 31 December 2011, due to the liquidation of legacy trust preferred securities and commercial real estate CDOs and the subsequent sale of the underlying assets. Some retained assets were added to the MBS portfolio during Q1 2012, increasing the MBS drawn notional at 31 March 2012, but were sold outright during Q2 2012, reducing the drawn notional back to the level seen at 31 December 2011.

Risk and balance sheet management (continued)

Risk management: Country risk

Introduction*
Country risk is the risk of material losses arising from significant country-specific events such as sovereign events (default or restructuring); economic events (contagion of sovereign default to other parts of the economy, cyclical economic shock); political events (transfer or convertibility restrictions and expropriation or nationalisation); and natural disaster or conflict. Such events have the potential to affect elements of the Group's credit portfolio that are directly or indirectly linked to the country in question and can also give rise to market, liquidity, operational and franchise risk related losses.

The risk that one or more of the weaker eurozone member states will default on its external debts and/or exit the eurozone is a particular concern. It carries with it the potential for broader economic contagion and even a complete break-up or restructuring of the eurozone. The potential for such events gives rise to redenomination risk - the risk that losses may occur when a country converts its currency and then suffers a sharp devaluation - in addition to other risks.

The Group's overall exposure to redenomination risk is difficult to predict with certainty, but the key driving factors are the currency of exposures; the form and nature of the documentation, collateral and guarantees related to the exposures; and whether there are offsetting liabilities that would be redenominated at the same time. For the purposes of estimating funding mismatches at risk of redenomination (see below), the Group assumes that non-euro exposures, and certain facilities documented under international law, are unlikely to be affected by a redenomination event.

The Group believes that the balances reported in this section represent a realistic, if conservative, view of its asset exposure to redenomination risk and related risks. Assets that are not denominated in euros, and facilities that are guaranteed or documented under international law, are expected to have protection from redenomination, and analysis shows the Group's actual exposure purely to redenomination risk is lower. However, a redenomination event would be accompanied by increased credit risk, for two reasons. First, capital controls would likely be introduced in the affected country - resulting in any non-redenominated assets, including non-euro assets, potentially becoming harder to service (transfer and convertibility event). Second, a sharp devaluation could imply payment difficulties for counterparties with large debts denominated in foreign currency (counterparty defaults).

The Group's focus has been on reducing its asset exposures and funding mismatches in the eurozone periphery countries. Total asset exposures to these countries fell by 10% in H1 2012. Estimated funding mismatches at 30 June 2012 are approximately £12 billion in Ireland and £7 billion in Spain. The mismatch positions in Portugal and Greece are modest. In Italy there are surplus liabilities of approximately £1 billion. The Group is taking steps to significantly reduce its Spanish funding mismatch and expects to make further progress in the second half of this year.

* not within the scope of Deloitte LLP's review report

Risk and balance sheet management (continued)

Risk management: Country risk: Introduction* (continued)
For further details of the Group's approach to country risk management, refer to pages 208 to 210 of the Group's 2011 Annual Report and Accounts.

The following tables show the Group's exposures by country of incorporation of the counterparty at 30 June 2012. Countries shown are those where the Group's balance sheet exposure to counterparties incorporated in the country exceeded £1 billion and the country had an external rating of A+ or below from S&P, Moody's or Fitch at 30 June 2012, as well as certain eurozone countries. The numbers are stated before taking into account mitigants, such as collateral (with the exception of reverse repos), insurance or guarantees, which may have been taken to reduce or eliminate exposure to country risk events. Exposures relating to ocean-going vessels are not included due to their multinational nature.

Definitions of headings in the following tables:

Lending - comprises gross loans and advances to: central and local government; central banks, including cash balances; other banks and financial institutions, incorporating overdraft and other short-term facilities; corporates, in large part loans and leases; and individuals, comprising mortgages, personal loans and credit card balances. Lending includes impaired loans and loans where an impairment event has taken place but no impairment provision is recognised - risk elements in lending (REIL).

Debt securities - comprise securities classified as available-for-sale (AFS), loans and receivables (LAR), held-for-trading (HFT) and designated as at fair value through profit or loss (DFV). All debt securities other than LAR securities are carried at fair value. LAR debt securities are carried at amortised cost less impairment. HFT debt securities are presented as gross long positions (including DFV securities) and short positions per country. Impairment losses and exchange differences relating to AFS debt securities, together with interest are recognised in the income statement; other changes in the fair value of AFS securities are reported within AFS reserves, which are presented gross of tax.

* not within the scope of Deloitte LLP's review report

Risk and balance sheet management (continued)

Risk management: Country risk: Introduction* (continued)

Derivatives (net) - comprises the mark-to-market (mtm) value of such contracts after the effect of legally enforceable netting agreements but before the effect of collateral. In the event of counterparty default, this is the net amount due to the Group from the counterparty. Counterparty netting is applied within the regulatory capital model used.

Reverse repos (net) - comprises the mtm value of such contracts after the effect of legally enforceable netting agreements and collateral. Counterparty netting is applied within the regulatory capital model used.

Balance sheet - comprises lending exposures, debt securities and derivatives and reverse repo exposures, as defined above.

In addition, for eurozone periphery countries, derivative and reverse repo netting referred to above is disclosed.

Off-balance sheet - comprises contingent liabilities, including guarantees, and committed undrawn facilities.

Credit default swaps (CDSs) - under a CDS contract, the credit risk on the reference entity is transferred from the buyer to the seller. The fair value, or mtm, represents the balance sheet carrying value. The mtm value of CDSs is included within derivatives against the counterparty of the trade, as opposed to the reference entity. The notional is the par amount of the credit protection bought or sold and is included against the reference entity of the CDS contract.

The column CDS notional less fair value represents the notional less fair value amounts arising from sold positions netted against those arising from bought positions, which equals the net change in exposure for a given reference entity should the CDS contract be triggered by a credit event, assuming there is zero recovery rate. However, in most cases, the Group expects the recovery rate to be greater than zero and the change in exposure to be less than this amount.

Government - comprises central and local government.

Asset quality (AQ) - for the probability of default range relating to each internal asset quality band, refer to page 172 of the Group's 2011 Annual Report and Accounts.

Eurozone periphery - comprises Ireland, Spain, Italy, Portugal, Greece and Cyprus.

Other eurozone - comprises Austria, Estonia, Finland, Malta, Slovakia and Slovenia.

* not within the scope of Deloitte LLP's review report

Risk and balance sheet management (continued)

Risk management: Country risk: Summary

	30 June 2012
	Lending								Debt securities	Derivatives	Reverse repos	Balance sheet	Off- balance sheet	Total	CDS notional less fair value
	Government	Central banks	Other banks	Other financial institutions	Corporate	Personal	Total lending	Of which Non- Core
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Eurozone
Ireland	45	1,800	40	374	18,340	17,978	38,577	9,723	747	1,822	551	41,697	2,979	44,676	(67)
Spain	9	-	117	107	4,937	337	5,507	3,207	4,619	2,261	-	12,387	1,962	14,349	(542)
Italy	-	32	176	257	1,587	25	2,077	1,007	660	2,317	-	5,054	2,677	7,731	(75)
Portugal	-	-	-	-	411	6	417	252	143	562	-	1,122	174	1,296	24
Greece	4	-	-	30	149	12	195	69	16	351	-	562	46	608	(9)
Cyprus	-	-	-	39	241	14	294	127	-	52	-	346	17	363	-

Eurozone periphery	58	1,832	333	807	25,665	18,372	47,067	14,385	6,185	7,365	551	61,168	7,855	69,023	(669)

Germany	-	17,351	610	299	5,525	156	23,941	4,527	13,417	10,283	390	48,031	8,329	56,360	(1,769)
Netherlands	1	9,185	617	1,556	4,755	29	16,143	2,563	8,548	10,261	634	35,586	11,954	47,540	(1,102)
France	498	2	829	176	2,913	73	4,491	2,028	4,344	7,877	401	17,113	9,455	26,568	(1,688)
Belgium	-	-	300	246	493	21	1,060	343	1,282	3,052	21	5,415	1,402	6,817	(127)
Luxembourg	-	-	1	471	2,100	3	2,575	1,072	311	1,578	393	4,857	1,934	6,791	(304)
Other eurozone	60	-	16	73	974	13	1,136	172	922	1,743	31	3,832	1,312	5,144	(150)

Total eurozone	617	28,370	2,706	3,628	42,425	18,667	96,413	25,090	35,009	42,159	2,421	176,002	42,241	218,243	(5,809)

Other countries

Japan	-	629	477	240	326	19	1,691	195	10,331	1,815	178	14,015	721	14,736	(295)
India	-	85	1,077	37	2,912	96	4,207	213	1,259	137	-	5,603	1,492	7,095	(59)
China	6	195	1,281	60	667	28	2,237	56	622	365	240	3,464	1,827	5,291	57
South Korea	-	7	570	-	620	2	1,199	2	769	203	150	2,321	806	3,127	(150)
Brazil	-	-	859	-	203	3	1,065	62	742	44	-	1,851	273	2,124	496
Turkey	135	54	120	69	998	20	1,396	312	313	90	-	1,799	659	2,458	2
Russia	-	32	810	2	514	50	1,408	66	211	45	-	1,664	538	2,202	(264)
Romania	23	114	4	4	378	356	879	878	313	5	-	1,197	126	1,323	(24)

Risk and balance sheet management (continued)

Risk management: Country risk: Summary (continued)

	31 December 2011 (1)
	Lending								Debt securities	Derivatives	Reverse repos	Balance sheet	Off-balance sheet	Total	CDS notional less fair value
	Government	Central banks	Other banks	Other financial institutions	Corporate	Personal	Total lending	Of which Non- Core
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Eurozone
Ireland	45	1,467	136	333	18,994	18,858	39,833	10,156	886	2,273	551	43,543	2,928	46,471	53
Spain	9	3	130	154	5,775	362	6,433	3,735	6,155	2,391	2	14,981	2,630	17,611	(1,013)
Italy	-	73	233	299	2,444	23	3,072	1,155	1,258	2,314	-	6,644	3,150	9,794	(452)
Portugal	-	-	10	-	495	5	510	341	113	519	-	1,142	268	1,410	55
Greece	7	6	-	31	427	14	485	94	409	355	-	1,249	52	1,301	1
Cyprus	-	-	-	38	250	14	302	133	2	56	-	360	68	428	-

Eurozone periphery	61	1,549	509	855	28,385	19,276	50,635	15,614	8,823	7,908	553	67,919	9,096	77,015	(1,356)

Germany	-	18,068	653	305	6,608	155	25,789	5,402	15,767	10,169	166	51,891	7,527	59,418	(2,401)
Netherlands	8	7,654	623	1,557	4,827	20	14,689	2,498	9,893	10,010	275	34,867	13,561	48,428	(1,295)
France	481	3	1,273	282	3,761	79	5,879	2,317	7,794	8,701	345	22,719	10,217	32,936	(2,846)
Belgium	-	8	287	354	588	20	1,257	480	652	2,959	51	4,919	1,359	6,278	(99)
Luxembourg	-	-	101	925	2,228	2	3,256	1,497	130	2,884	805	7,075	2,007	9,082	(404)
Other eurozone	121	-	28	77	1,125	12	1,363	191	708	1,894	-	3,965	1,297	5,262	(25)

Total eurozone	671	27,282	3,474	4,355	47,522	19,564	102,868	27,999	43,767	44,525	2,195	193,355	45,064	238,419	(8,426)

Other countries

Japan	-	2,085	688	96	433	26	3,328	338	12,456	2,443	191	18,418	452	18,870	(365)
India	-	275	610	35	2,949	127	3,996	350	1,530	218	-	5,744	1,280	7,024	(105)
China	9	178	1,237	16	654	30	2,124	50	597	410	3	3,134	1,559	4,693	(62)
South Korea	-	5	812	2	576	1	1,396	3	845	251	153	2,645	627	3,272	(22)
Brazil	-	-	936	-	227	4	1,167	70	790	24	-	1,981	319	2,300	164
Turkey	215	193	252	66	1,072	16	1,814	423	361	94	-	2,269	437	2,706	10
Russia	-	36	970	8	659	62	1,735	76	186	47	-	1,968	356	2,324	(343)
Romania	66	145	30	8	413	392	1,054	1,054	220	6	-	1,280	160	1,440	8

Note:

(1)	Lending and reverse repos have been revised to exclude cash-equivalent of collateral pledged against derivative liabilities and central bank facilities respectively.

Risk and balance sheet management (continued)

Risk management: Country risk: Summary (continued)
Reported exposures are affected by currency movements. Over the first half of 2012, sterling appreciated 1.4% against the US dollar and 3.5% against the euro.

Key points*

•
Balance sheet and off-balance sheet exposures to most countries shown in the table declined in the first half of 2012, as the Group maintained a cautious stance and many clients reduced debt levels. The reductions were seen in all product categories except reverse repos, and in all client groups, with a few exceptions as noted below. Non-Core exposure declined as the strategy for disposal progressed, particularly in Germany and Spain.

•
Total eurozone - balance sheet exposure declined by £17.4 billion or 9% in the first half of 2012 to £176.0 billion, with reductions seen primarily in periphery countries but also in France, Germany and Luxembourg. This reflected exchange rate movements, sales of Greek, Spanish and Portuguese government bonds, write-offs, active exposure management and debt reduction efforts by bank clients.

•
Eurozone periphery - balance sheet exposure decreased in all peripheral countries to a combined £61.2 billion, a reduction by £6.8 billion or 10%, caused in part by reductions in AFS bonds. Most of the Group's exposure arises from the activities of Markets, International Banking, Group Treasury and Ulster Bank (with respect to Ireland). Group Treasury has a portfolio of Spanish bank and financial institution market-based securities bonds. International Banking provides trade finance facilities to clients across Europe, including the eurozone periphery. Exposure to Cyprus amounted to £0.4 billion at 30 June 2012, comprising largely lending exposure to special purpose vehicles incorporated in Cyprus.

•
Japan - Exposure decreased during the first half of 2012, in part reflecting a reduction in International Banking's cash management business and a change in Japanese yen clearing status from direct (self-clearing) membership to agency, resulting in a £2.2 billion reduction in AFS Japanese government bonds. Derivative exposure decreased because of reduced forward foreign exchange positions being taken by clients from the start of the new Japanese fiscal year (1 April).

•	CDS protection bought and sold:
○
The Group uses CDS contracts to service customer activity as well as to manage counterparty and country exposure. During the first half of 2012, eurozone gross notional CDS contracts, bought and sold, decreased significantly. This was caused by maturing of contracts and by efforts to reduce counterparty credit exposures and risk-weighted assets through derivative compression trades and other means. The fair value of bought and sold CDS contracts also decreased, due to the reduction in gross notional CDS positions and to a narrowing of CDS spreads over the first half of 2012 for a number of eurozone countries, including Portugal and Ireland.

○
Greek sovereign CDS positions were fully closed out in April, as the use of the collective action clause in the Greek debt swap resulted in a credit event occurring, which triggered Greek sovereign CDS contracts.

* not within the scope of Deloitte LLP's review report

Risk and balance sheet management (continued)

Risk management: Country risk: Summary (continued)

Key points* (continued)

○
The Group transacts CDS contracts primarily with investment-grade global financial institutions that are active participants in the CDS market. These transactions are subject to regular margining. For European peripheral sovereigns, credit protection has been purchased from a number of major European banks, predominantly outside the country of the reference entity. In a few cases where protection was bought from banks in the country of the reference entity, giving rise to wrong-way risk, the risk is mitigated through specific collateralisation.

○
Due to their bespoke nature, exposures relating to CDPCs and associated hedges have not been included as they cannot be meaningfully attributed to a particular country or reference entity. Nth-to-default basket swaps have also been excluded as they cannot be meaningfully attributed to a particular reference entity.

For more specific commentary on the Group's exposure to Ireland, Spain, Italy, Portugal and Greece, refer to pages 212 to 222. For commentary on the Group's exposure to other eurozone non-periphery countries, see page 236.

* not within the scope of Deloitte LLP's review report

Risk and balance sheet management (continued)

Risk management: Country risk: Total eurozone

	Lending	REIL	Provisions	AFS and LAR debt securities	AFS reserves	HFT debt securities		Total debt securities	Derivatives	Reverse repos	Balance sheet	Off-balance sheet	Total
						Long	Short
30 June 2012	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Government	617	-	-	12,621	194	19,238	13,580	18,279	1,667	-	20,563	1,683	22,246
Central banks	28,370	-	-	-	-	-	-	-	28	-	28,398	-	28,398
Other banks	2,706	-	-	5,488	(684)	1,063	1,358	5,193	28,824	1,609	38,332	4,518	42,850
Other FI	3,628	-	-	9,590	(1,072)	1,274	331	10,533	7,666	811	22,638	6,522	29,160
Corporate	42,425	13,993	6,975	825	31	400	221	1,004	3,973	1	47,403	28,753	76,156
Personal	18,667	2,664	1,371	-	-	-	-	-	1	-	18,668	765	19,433

	96,413	16,657	8,346	28,524	(1,531)	21,975	15,490	35,009	42,159	2,421	176,002	42,241	218,243

31 December 2011

Government	671	-	-	18,406	81	19,597	15,049	22,954	1,924	-	25,549	1,056	26,605
Central banks	27,282	-	-	20	-	6	-	26	35	-	27,343	-	27,343
Other banks	3,474	-	-	8,423	(752)	1,272	1,502	8,193	28,595	1,090	41,352	4,493	45,845
Other FI	4,355	-	-	10,494	(1,129)	1,138	471	11,161	9,854	1,102	26,472	8,199	34,671
Corporate	47,522	14,152	7,267	964	24	528	59	1,433	4,116	3	53,074	30,551	83,625
Personal	19,564	2,280	1,069	-	-	-	-	-	1	-	19,565	765	20,330

	102,868	16,432	8,336	38,307	(1,776)	22,541	17,081	43,767	44,525	2,195	193,355	45,064	238,419

	30 June 2012				31 December 2011
	Notional		Fair value		Notional		Fair value
	Bought	Sold	Bought	Sold	Bought	Sold	Bought	Sold
CDS by reference entity	£m	£m	£m	£m	£m	£m	£m	£m

Government	33,378	32,363	3,674	(3,531)	37,080	36,759	6,488	(6,376)
Other banks	14,590	14,564	1,131	(1,073)	19,736	19,232	2,303	(2,225)
Other FI	11,517	10,554	499	(448)	17,949	16,608	693	(620)
Corporate	50,151	45,800	1,149	(855)	76,966	70,119	2,241	(1,917)

	109,636	103,281	6,453	(5,907)	151,731	142,718	11,725	(11,138)

Risk and balance sheet management (continued)

Risk management: Country risk: Total eurozone (continued)

CDS bought protection: counterparty analysis by internal asset quality band

	AQ1		AQ2-AQ3		AQ4-AQ9		AQ10		Total
	Notional	Fair value	Notional	Fair value	Notional	Fair value	Notional	Fair value	Notional	Fair value
30 June 2012	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Banks	53,212	3,234	1,295	150	186	22	-	-	54,693	3,406
Other FI	51,975	2,787	546	37	2,280	214	142	9	54,943	3,047

	105,187	6,021	1,841	187	2,466	236	142	9	109,636	6,453

31 December 2011

Banks	67,624	5,585	1,085	131	198	23	-	-	68,907	5,739
Other FI	79,824	5,605	759	89	2,094	278	147	14	82,824	5,986

	147,448	11,190	1,844	220	2,292	301	147	14	151,731	11,725

Risk and balance sheet management (continued)

Risk management: Country risk: Eurozone periphery

	Lending	REIL	Provisions	AFS and LAR debt securities	AFS reserves	HFT debt securities		Total debt securities	Derivatives	Reverse repos	Balance sheet	Off-balance sheet	Total
						Long	Short
30 June 2012	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Government	58	-	-	519	(198)	4,524	5,053	(10)	103	-	151	72	223
Central banks	1,832	-	-	-	-	-	-	-	-	-	1,832	-	1,832
Other banks	333	-	-	3,440	(813)	287	247	3,480	4,747	473	9,033	105	9,138
Other FI	807	-	-	2,041	(674)	405	48	2,398	896	78	4,179	1,667	5,846
Corporate	25,665	11,892	6,246	189	1	148	20	317	1,618	-	27,600	5,391	32,991
Personal	18,372	2,634	1,346	-	-	-	-	-	1	-	18,373	620	18,993

	47,067	14,526	7,592	6,189	(1,684)	5,364	5,368	6,185	7,365	551	61,168	7,855	69,023

31 December 2011

Government	61	-	-	1,207	(339)	4,854	5,652	409	236	-	706	118	824
Central banks	1,549	-	-	-	-	-	-	-	-	-	1,549	-	1,549
Other banks	509	-	-	5,279	(956)	436	318	5,397	4,350	480	10,736	67	10,803
Other FI	855	-	-	2,331	(654)	228	56	2,503	1,783	73	5,214	1,862	7,076
Corporate	28,385	12,272	6,567	274	4	240	-	514	1,538	-	30,437	6,412	36,849
Personal	19,276	2,258	1,048	-	-	-	-	-	1	-	19,277	637	19,914

	50,635	14,530	7,615	9,091	(1,945)	5,758	6,026	8,823	7,908	553	67,919	9,096	77,015

Derivative and reverse repo netting were £29,590 million (31 December 2011 - £32,506 million) and £3,195 million (31 December 2011 - £3,320 million) respectively.

	30 June 2012				31 December 2011
	Notional		Fair value		Notional		Fair value
	Bought	Sold	Bought	Sold	Bought	Sold	Bought	Sold
CDS by reference entity	£m	£m	£m	£m	£m	£m	£m	£m

Government	22,092	22,292	3,349	(3,232)	25,883	26,174	5,979	(5,926)
Other banks	6,639	6,618	778	(751)	9,372	9,159	1,657	(1,623)
Other FI	2,767	2,498	222	(199)	3,854	3,635	290	(262)
Corporate	7,567	6,701	691	(571)	10,798	9,329	999	(860)

	39,065	38,109	5,040	(4,753)	49,907	48,297	8,925	(8,671)

Risk and balance sheet management (continued)

Risk management: Country risk: Eurozone periphery (continued)

CDS bought protection: counterparty analysis by internal asset quality band

	AQ1		AQ2-AQ3		AQ4-AQ9		Total
	Notional	Fair value	Notional	Fair value	Notional	Fair value	Notional	Fair value
30 June 2012	£m	£m	£m	£m	£m	£m	£m	£m

Banks	21,383	2,718	874	136	90	14	22,347	2,868
Other FI	15,731	2,053	189	5	798	114	16,718	2,172

	37,114	4,771	1,063	141	888	128	39,065	5,040

31 December 2011

Banks	26,008	4,606	604	112	93	14	26,705	4,732
Other FI	22,082	3,980	394	51	726	162	23,202	4,193

	48,090	8,586	998	163	819	176	49,907	8,925

Risk and balance sheet management (continued)

Risk management: Country risk: Ireland

	Lending	REIL	Provisions	AFS and LAR debt securities	AFS reserves	HFT debt securities		Total debt securities	Derivatives	Reverse repos	Balance sheet	Off-balance sheet	Total
						Long	Short
30 June 2012	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Government	45	-	-	109	(36)	9	9	109	2	-	156	2	158
Central bank	1,800	-	-	-	-	-	-	-	-	-	1,800	-	1,800
Other banks	40	-	-	174	(25)	66	25	215	742	473	1,470	40	1,510
Other FI	374	-	-	51	-	301	4	348	671	78	1,471	632	2,103
Corporate	18,340	10,311	5,683	75	1	1	1	75	406	-	18,821	1,785	20,606
Personal	17,978	2,634	1,346	-	-	-	-	-	1	-	17,979	520	18,499

	38,577	12,945	7,029	409	(60)	377	39	747	1,822	551	41,697	2,979	44,676

31 December 2011

Government	45	-	-	102	(46)	20	19	103	92	-	240	2	242
Central bank	1,467	-	-	-	-	-	-	-	-	-	1,467	-	1,467
Other banks	136	-	-	177	(39)	195	14	358	981	478	1,953	-	1,953
Other FI	333	-	-	61	-	116	35	142	782	73	1,330	546	1,876
Corporate	18,994	10,269	5,689	148	3	135	-	283	417	-	19,694	1,841	21,535
Personal	18,858	2,258	1,048	-	-	-	-	-	1	-	18,859	539	19,398

	39,833	12,527	6,737	488	(82)	466	68	886	2,273	551	43,543	2,928	46,471

Derivative and reverse repo netting were £16,122 million (31 December 2011 - £19,189 million) and £2,645 million (31 December 2011 - £2,324 million) respectively.

	30 June 2012				31 December 2011
	Notional		Fair value		Notional		Fair value
	Bought	Sold	Bought	Sold	Bought	Sold	Bought	Sold
CDS by reference entity	£m	£m	£m	£m	£m	£m	£m	£m

Government	2,294	2,385	360	(376)	2,145	2,223	466	(481)
Other banks	114	111	8	(8)	110	107	21	(21)
Other FI	704	644	68	(69)	523	630	64	(74)
Corporate	316	238	(16)	16	425	322	(11)	10

	3,428	3,378	420	(437)	3,203	3,282	540	(566)

Risk and balance sheet management (continued)

Risk management: Country risk: Ireland (continued)

CDS bought protection: counterparty analysis by internal asset quality band

	AQ1		AQ2-AQ3		AQ4-AQ9		Total
	Notional	Fair value	Notional	Fair value	Notional	Fair value	Notional	Fair value
30 June 2012	£m	£m	£m	£m	£m	£m	£m	£m

Banks	1,621	230	5	1	-	-	1,626	231
Other FI	1,343	179	161	-	298	10	1,802	189

	2,964	409	166	1	298	10	3,428	420

31 December 2011

Banks	1,586	300	2	-	-	-	1,588	300
Other FI	1,325	232	161	1	129	7	1,615	240

	2,911	532	163	1	129	7	3,203	540

Key points*

•
At 30 June 2012, Ulster Bank Group (UBG) contributed 88% of the Group's exposure to Ireland (31 December 2011 - 87%). The largest components of the Group's exposure are corporate lending of £18.3 billion (more than half of which is to the property sector - mainly commercial real estate, plus construction and building materials) and personal lending of £18.0 billion (mainly mortgages). In addition, Ulster Bank Group has money market placings with the Central Bank of Ireland (CBI), and Markets has derivative exposure to financial institutions and large international clients with funding subsidiaries based in Ireland.

•
Group exposure decreased further in the first half of 2012, with a reduction in lending of £1.3 billion as a result of currency movements and de-risking in the portfolio. Derivative and repo exposure, largely in Markets, decreased by £0.5 billion mainly as a result of lower interest rates.

•	Government and Central bank
Exposure to the CBI fluctuates, driven by regulatory requirements and by deposits of excess liquidity as part of UBG's asset and liability management.

•	Financial institutions

Markets, International Banking and UBG account for the majority of the Group's exposure to financial institutions. The largest category is derivatives and reverse repos, where exposure is affected predominantly by market movements and much of the exposure is collateralised.

•	Corporate

Lending exposure fell by approximately £0.7 billion over the first half of 2012, driven by exchange rate movements and write-offs. Commercial real estate lending, nearly all in UBG, amounted to £10.5 billion at 30 June 2012, down £0.4 billion from 31 December 2011 amid continuing adverse market conditions. The commercial real estate lending exposure is largely in UBG Non-Core and includes REIL of £7.6 billion and loan provisions of £4.1 billion.

* not within the scope of Deloitte LLP's review report

Risk and balance sheet management (continued)

Risk management: Country risk: Ireland (continued)

Key points* (continued)

•	Personal

Overall lending exposure fell a further £0.9 billion as a result of exchange rate movements, amortisation, maturities, a small amount of write-offs, low new business volumes and active risk management. Residential mortgage loans amounted to £17.0 billion, including REIL of £2.5 billion and loan provisions of £1.1 billion. The housing market continues to suffer from weak domestic demand, with house prices now approximately 50% below their 2007 peak.

•	Non-Core (included above)

Ireland Non-Core lending exposure was £9.7 billion at 30 June 2012, down by £0.4 billion since 31 December 2011. The remaining lending portfolio largely consisted of exposures to real estate (80%), retail (6%) and leisure (4%).

* not within the scope of Deloitte LLP's review report

Risk and balance sheet management (continued)

Risk management: Country risk: Spain

	Lending	REIL	Provisions	AFS and LAR debt securities	AFS reserves	HFT debt securities		Total debt securities	Derivatives	Reverse repos	Balance sheet	Off-balance sheet	Total
						Long	Short
30 June 2012	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Government	9	-	-	29	(19)	383	493	(81)	3	-	(69)	70	1
Central bank	-	-	-	-	-	-	-	-	-	-	-	-	-
Other banks	117	-	-	3,092	(758)	163	113	3,142	1,776	-	5,035	40	5,075
Other FI	107	-	-	1,472	(662)	67	32	1,507	38	-	1,652	251	1,903
Corporate	4,937	1,008	226	-	-	61	10	51	444	-	5,432	1,544	6,976
Personal	337	-	-	-	-	-	-	-	-	-	337	57	394

	5,507	1,008	226	4,593	(1,439)	674	648	4,619	2,261	-	12,387	1,962	14,349

31 December 2011

Government	9	-	-	33	(15)	360	751	(358)	35	-	(314)	116	(198)
Central bank	3	-	-	-	-	-	-	-	-	-	3	-	3
Other banks	130	-	-	4,892	(867)	162	214	4,840	1,620	2	6,592	41	6,633
Other FI	154	-	-	1,580	(639)	65	8	1,637	282	-	2,073	169	2,242
Corporate	5,775	1,190	442	9	-	27	-	36	454	-	6,265	2,247	8,512
Personal	362	-	-	-	-	-	-	-	-	-	362	57	419

	6,433	1,190	442	6,514	(1,521)	614	973	6,155	2,391	2	14,981	2,630	17,611

Derivative and reverse repo netting were £4,440 million (31 December 2011 - £4,384 million) and £487 million (31 December 2011 - £567 million) respectively.

	30 June 2012				31 December 2011
	Notional		Fair value		Notional		Fair value
	Bought	Sold	Bought	Sold	Bought	Sold	Bought	Sold
CDS by reference entity	£m	£m	£m	£m	£m	£m	£m	£m

Government	4,960	4,968	693	(665)	5,151	5,155	538	(522)
Other banks	1,779	1,739	145	(136)	1,965	1,937	154	(152)
Other FI	1,269	1,087	98	(78)	2,417	2,204	157	(128)
Corporate	3,168	2,733	282	(232)	4,831	3,959	448	(399)

	11,176	10,527	1,218	(1,111)	14,364	13,255	1,297	(1,201)

Risk and balance sheet management (continued)

Risk management: Country risk: Spain (continued)

CDS bought protection: counterparty analysis by internal asset quality band

	AQ1		AQ2-AQ3		AQ4-AQ9		Total
	Notional	Fair value	Notional	Fair value	Notional	Fair value	Notional	Fair value
30 June 2012	£m	£m	£m	£m	£m	£m	£m	£m

Banks	5,602	559	51	7	31	4	5,684	570
Other FI	5,198	595	21	4	273	49	5,492	648

	10,800	1,154	72	11	304	53	11,176	1,218

31 December 2011

Banks	6,595	499	68	5	32	4	6,695	508
Other FI	7,238	736	162	3	269	50	7,669	789

	13,833	1,235	230	8	301	54	14,364	1,297

Key points*

•	The Group maintains strong relationships with banks, other financial institutions and large corporate clients.
•
The exposure to Spain is driven by corporate lending and a sizeable mortgage-backed securities covered bond portfolio. Exposure fell further in most categories in the first half of 2012, driven by the sale of part of the covered bond portfolio and a decline in corporate lending, as a result of steps to de-risk the portfolio.

•	Government and Central bank
The Group's exposure was very small at 30 June 2012.

•	Financial institutions

The Group's largest exposure was a covered bond portfolio of £4.6 billion at 30 June 2012, a decrease by £1.9 billion in H1 2012, largely as a result of sales. The portfolio continued to perform satisfactorily. However, the Group is monitoring the situation closely, including undertaking stress analyses.

A further £1.8 billion of the Group's exposure consisted of derivatives to Spanish international banks and a few of the large regional banks, the majority of which was collateralised.
Lending to banks consists mainly of short-term uncommitted credit lines with the top two international Spanish banks.

•	Corporate

Lending decreased by £0.8 billion and off-balance exposure by another £0.7 billion, due to reductions mostly in the natural resources and property sectors. Commercial real estate lending amounted to £2.1 billion at 30 June 2012, nearly all in Non-Core. The majority of REIL and loan provisions relates to commercial real estate lending and further decreased over the first half of 2012, reflecting disposals and restructurings.

•	Non-Core (included above)

At 30 June 2012, Non-Core had lending exposure of £3.2 billion to Spain, a reduction of £0.5 billion or 14% since 31 December 2011. The real estate (67%), construction (12%) and electricity (8%) sectors account for the majority of the remaining lending exposure.

* not within the scope of Deloitte LLP's review report

Risk and balance sheet management (continued)

Risk management: Country risk: Italy

	Lending	REIL	Provisions	AFS and LAR debt securities	AFS reserves	HFT debt securities		Total debt securities	Derivatives	Reverse repos	Balance sheet	Off-balance sheet	Total
						Long	Short
30 June 2012	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Government	-	-	-	326	(108)	4,096	4,520	(98)	81	-	(17)	-	(17)
Central bank	32	-	-	-	-	-	-	-	-	-	32	-	32
Other banks	176	-	-	118	(11)	41	84	75	1,515	-	1,766	25	1,791
Other FI	257	-	-	516	(12)	34	11	539	141	-	937	781	1,718
Corporate	1,587	119	38	73	-	80	9	144	580	-	2,311	1,859	4,170
Personal	25	-	-	-	-	-	-	-	-	-	25	12	37

	2,077	119	38	1,033	(131)	4,251	4,624	660	2,317	-	5,054	2,677	7,731

31 December 2011

Government	-	-	-	704	(220)	4,336	4,725	315	90	-	405	-	405
Central bank	73	-	-	-	-	-	-	-	-	-	73	-	73
Other banks	233	-	-	119	(14)	67	88	98	1,064	-	1,395	23	1,418
Other FI	299	-	-	685	(15)	40	13	712	686	-	1,697	1,146	2,843
Corporate	2,444	361	113	75	-	58	-	133	474	-	3,051	1,968	5,019
Personal	23	-	-	-	-	-	-	-	-	-	23	13	36

	3,072	361	113	1,583	(249)	4,501	4,826	1,258	2,314	-	6,644	3,150	9,794

Derivative and reverse repo netting were £8,709 million (31 December 2011 - £8,633 million) and £20 million (31 December 2011 - £187 million) respectively.

	30 June 2012				31 December 2011
	Notional		Fair value		Notional		Fair value
	Bought	Sold	Bought	Sold	Bought	Sold	Bought	Sold
CDS by reference entity	£m	£m	£m	£m	£m	£m	£m	£m

Government	11,654	11,753	1,607	(1,528)	12,125	12,218	1,750	(1,708)
Other banks	3,758	3,771	481	(465)	6,078	5,938	1,215	(1,187)
Other FI	753	729	50	(45)	872	762	60	(51)
Corporate	3,367	3,051	246	(193)	4,742	4,299	350	(281)

	19,532	19,304	2,384	(2,231)	23,817	23,217	3,375	(3,227)

Risk and balance sheet management (continued)

Risk management: Country risk: Italy (continued)

CDS bought protection: counterparty analysis by internal asset quality band

	AQ1		AQ2-AQ3		AQ4-AQ9		Total
	Notional	Fair value	Notional	Fair value	Notional	Fair value	Notional	Fair value
30 June 2012	£m	£m	£m	£m	£m	£m	£m	£m

Banks	11,382	1,375	781	121	59	10	12,222	1,506
Other FI	7,141	840	7	1	162	37	7,310	878

	18,523	2,215	788	122	221	47	19,532	2,384

31 December 2011

Banks	12,904	1,676	487	94	61	10	13,452	1,780
Other FI	10,138	1,550	8	2	219	43	10,365	1,595

	23,042	3,226	495	96	280	53	23,817	3,375

Key points*

•
The Group maintains strong relationships with Italian government entities, banks, other financial institutions and large corporate clients. Since the start of 2011, the Group has taken steps to reduce its risk through strategic exits where appropriate, or to mitigate its risk through increased collateral requirements, in line with its evolving appetite for Italian risk. Lending exposure to Italian counterparties was reduced by a further £1.0 billion in the first half of 2012, to £2.1 billion.

•	Government and Central bank
The Group is an active market-maker in Italian government bonds, resulting in large gross long and short positions in held-for-trading securities.

•	Financial institutions

The majority of the Group's exposure relates to the top five banks. The Group's product offering consists largely of collateralised trading products and, to a lesser extent, short-term uncommitted lending lines for liquidity purposes. During the first half of 2012, derivative exposure decreased by £0.5 billion due to market movements; risk is mitigated since most facilities are fully collateralised.

The AFS bond exposure was reduced by £0.2 billion.

•	Corporate
Lending declined by £0.9 billion, largely in lending to manufacturing companies.

•	Non-Core (included above)

Non-Core lending exposure was £1.0 billion at 30 June 2012, a £0.1 billion (13%) reduction since 31 December 2011, largely within unleveraged funds. The remaining lending exposure mainly comprised commercial real estate (28%), leisure (22%), electricity (15%) and industrials (11%).

* not within the scope of Deloitte LLP's review report

Risk and balance sheet management (continued)

Risk management: Country risk: Portugal

	Lending	REIL	Provisions	AFS and LAR debt securities	AFS reserves	HFT debt securities		Total debt securities	Derivatives	Reverse repos	Balance sheet	Off-balance sheet	Total
						Long	Short
30 June 2012	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Government	-	-	-	55	(35)	12	23	44	17	-	61	-	61
Other banks	-	-	-	56	(19)	17	25	48	413	-	461	-	461
Other FI	-	-	-	2	-	3	1	4	44	-	48	3	51
Corporate	411	201	161	41	-	6	-	47	88	-	546	163	709
Personal	6	-	-	-	-	-	-	-	-	-	6	8	14

	417	201	161	154	(54)	38	49	143	562	-	1,122	174	1,296

31 December 2011

Government	-	-	-	56	(58)	36	152	(60)	19	-	(41)	-	(41)
Other banks	10	-	-	91	(36)	12	2	101	389	-	500	2	502
Other FI	-	-	-	5	-	7	-	12	30	-	42	-	42
Corporate	495	27	27	42	1	18	-	60	81	-	636	258	894
Personal	5	-	-	-	-	-	-	-	-	-	5	8	13

	510	27	27	194	(93)	73	154	113	519	-	1,142	268	1,410

Derivative and reverse repo netting were £93 million (31 December 2011 - £114 million) and £41 million (31 December 2011 - £220 million) respectively.

	30 June 2012				31 December 2011
	Notional		Fair value		Notional		Fair value
	Bought	Sold	Bought	Sold	Bought	Sold	Bought	Sold
CDS by reference entity	£m	£m	£m	£m	£m	£m	£m	£m

Government	3,184	3,186	689	(663)	3,304	3,413	997	(985)
Other banks	984	993	143	(140)	1,197	1,155	264	(260)
Other FI	8	5	1	(1)	8	5	1	(1)
Corporate	340	309	60	(42)	366	321	68	(48)

	4,516	4,493	893	(846)	4,875	4,894	1,330	(1,294)

Risk and balance sheet management (continued)

Risk management: Country risk: Portugal (continued)

CDS bought protection: counterparty analysis by internal asset quality band

	AQ1		AQ2-AQ3		AQ4-AQ9		Total
	Notional	Fair value	Notional	Fair value	Notional	Fair value	Notional	Fair value
30 June 2012	£m	£m	£m	£m	£m	£m	£m	£m

Banks	2,677	520	37	7	-	-	2,714	527
Other FI	1,770	353	-	-	32	13	1,802	366

	4,447	873	37	7	32	13	4,516	893

31 December 2011

Banks	2,922	786	46	12	-	-	2,968	798
Other FI	1,874	517	-	-	33	15	1,907	532

	4,796	1,303	46	12	33	15	4,875	1,330

Key points*

•
The portfolio, managed out of Spain, is focused on corporate lending and derivatives trading with the largest local banks. Medium-term activity has ceased with the exception of that carried out under a Credit Support Annex.

•
Exposure declined further during the first half of 2012, with continued reductions in lending and in off-balance sheet exposure, and a sale of Group Treasury's AFS bonds, partially offset by an increase in derivative and repo exposure explained by a recovery in market prices.

•	Government and Central bank

The Group's exposure to the Portuguese government at 30 June 2012 was £61 million, comprising very small derivative exposure and a small debt securities position - up from a net negative position at 31 December 2011 caused by a net short HFT debt securities position.

•	Financial institutions
A major proportion of the remaining exposure is focused on the top four systemically important financial groups. Exposures generally consist of collateralised trading products.

•	Corporate
The largest exposure is to the natural resources and transport sectors, concentrated on a few large, highly creditworthy clients.

•	Non-Core (included above)

The Non-Core division's lending exposure to Portugal was reduced by £0.1 billion in the first half of 2012, to less than £0.3 billion. The portfolio largely comprised lending exposure to the land transport and logistics (39%), electricity (38%) and commercial real estate (18%) sectors.

* not within the scope of Deloitte LLP's review report

Risk and balance sheet management (continued)

Risk management: Country risk: Greece

	Lending	REIL	Provisions	AFS and LAR debt securities	AFS reserves	HFT debt securities		Total debt securities	Derivatives	Reverse repos	Balance sheet	Off-balance sheet	Total
						Long	Short
30 June 2012	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Government	4	-	-	-	-	24	8	16	-	-	20	-	20
Other banks	-	-	-	-	-	-	-	-	287	-	287	-	287
Other FI	30	-	-	-	-	-	-	-	2	-	32	-	32
Corporate	149	87	98	-	-	-	-	-	62	-	211	36	247
Personal	12	-	-	-	-	-	-	-	-	-	12	10	22

	195	87	98	-	-	24	8	16	351	-	562	46	608

31 December 2011

Government	7	-	-	312	-	102	5	409	-	-	416	-	416
Central bank	6	-	-	-	-	-	-	-	-	-	6	-	6
Other banks	-	-	-	-	-	-	-	-	290	-	290	-	290
Other FI	31	-	-	-	-	-	-	-	2	-	33	-	33
Corporate	427	256	256	-	-	-	-	-	63	-	490	42	532
Personal	14	-	-	-	-	-	-	-	-	-	14	10	24

	485	256	256	312	-	102	5	409	355	-	1,249	52	1,301

Derivative netting was £223 million (31 December 2011 - £186 million).

	30 June 2012				31 December 2011
	Notional		Fair value		Notional		Fair value
	Bought	Sold	Bought	Sold	Bought	Sold	Bought	Sold
CDS by reference entity	£m	£m	£m	£m	£m	£m	£m	£m

Government	-	-	-	-	3,158	3,165	2,228	(2,230)
Other banks	4	4	1	(2)	22	22	3	(3)
Other FI	33	33	5	(6)	34	34	8	(8)
Corporate	376	370	119	(120)	434	428	144	(142)

	413	407	125	(128)	3,648	3,649	2,383	(2,383)

Risk and balance sheet management (continued)

Risk management: Country risk: Greece (continued)

CDS bought protection: counterparty analysis by internal asset quality band

	AQ1		AQ2-AQ3		AQ4-AQ9		Total
	Notional	Fair value	Notional	Fair value	Notional	Fair value	Notional	Fair value
30 June 2012	£m	£m	£m	£m	£m	£m	£m	£m

Banks	101	34	-	-	-	-	101	34
Other FI	279	86	-	-	33	5	312	91

	380	120	-	-	33	5	413	125

31 December 2011

Banks	2,001	1,345	1	1	-	-	2,002	1,346
Other FI	1,507	945	63	45	76	47	1,646	1,037

	3,508	2,290	64	46	76	47	3,648	2,383

Key points*

•
The Group has substantially reduced its exposure to Greece which it continues to actively manage, in line with the de-risking strategy that has been in place since early 2010. Much of the remaining exposure is collateralised or guaranteed. The remaining Greek exposure at 30 June 2012 was £0.6 billion, more than half of this being derivative exposure to banks (itself in part collateralised), the remainder is mostly corporate lending (part of this being exposure to local subsidiaries of international companies).

•	Government and Central bank

The Group participated in the restructuring of the Greek government debt in March 2012, which resulted in new bonds that were sold in March and April, and in £0.3 billion of AFS bonds issued by the European Financial Stability Facility incorporated in Luxembourg. The Group no longer holds any AFS bonds issued by the Greek government. A small HFT position, resulting from the sovereign debt restructuring in March has been retained to enable the Group to quote prices and stay relevant to key clients.

•	Financial institutions
Activity with Greek financial institutions is largely collateralised derivative and repo exposure and remains under close scrutiny.

•	Corporate
Lending exposure fell by £0.3 billion, largely due to a single name write-off.

The Group's focus is on short-term trade facilities to the domestic subsidiaries of international clients, increasingly supported by parental guarantees.

•	Non-Core (included above)

The Non-Core division's lending exposure to Greece was less than £0.1 billion at 30 June 2012, a slight reduction from 31 December 2011. The remaining lending portfolio primarily consisted of the following sectors: financial intermediaries (43%), construction (27%) and other services (13%).

* not within the scope of Deloitte LLP's review report

Risk and balance sheet management (continued)

Risk management: Country risk: Cyprus

	Lending	REIL	Provisions	AFS and LAR debt securities	AFS reserves	HFT debt securities		Total debt securities	Derivatives	Reverse repos	Balance sheet	Off-balance sheet	Total
						Long	Short
30 June 2012	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Other bank	-	-	-	-	-	-	-	-	14	-	14	-	14
Other FI	39	-	-	-	-	-	-	-	-	-	39	-	39
Corporate	241	166	40	-	-	-	-	-	38	-	279	4	283
Personal	14	-	-	-	-	-	-	-	-	-	14	13	27

	294	166	40	-	-	-	-	-	52	-	346	17	363

31 December 2011

Other bank	-	-	-	-	-	-	-	-	6	-	6	1	7
Other FI	38	-	-	-	-	-	-	-	1	-	39	1	40
Corporate	250	169	40	-	-	2	-	2	49	-	301	56	357
Personal	14	-	-	-	-	-	-	-	-	-	14	10	24

	302	169	40	-	-	2	-	2	56	-	360	68	428

Derivative and reverse repo netting were £3 million (31 December 2011 - nil) and £2 million (31 December 2011 - £22 million) respectively.

Risk and balance sheet management (continued)

Risk management: Country risk: Germany

	Lending	REIL	Provisions	AFS and LAR debt securities	AFS reserves	HFT debt securities		Total debt securities	Derivatives	Reverse repos	Balance sheet	Off-balance sheet	Total
						Long	Short
30 June 2012	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Government	-	-	-	8,612	500	5,483	1,695	12,400	491	-	12,891	763	13,654
Central bank	17,351	-	-	-	-	-	-	-	-	-	17,351	-	17,351
Other banks	610	-	-	630	9	343	578	395	6,120	191	7,316	266	7,582
Other FI	299	-	-	353	(33)	141	45	449	3,152	199	4,099	1,270	5,369
Corporate	5,525	254	90	163	12	17	7	173	520	-	6,218	6,007	12,225
Personal	156	4	4	-	-	-	-	-	-	-	156	23	179

	23,941	258	94	9,758	488	5,984	2,325	13,417	10,283	390	48,031	8,329	56,360

31 December 2011

Government	-	-	-	12,035	523	4,136	2,084	14,087	423	-	14,510	2	14,512
Central bank	18,068	-	-	-	-	-	-	-	2	-	18,070	-	18,070
Other banks	653	-	-	1,376	5	294	761	909	5,886	117	7,565	284	7,849
Other FI	305	-	-	563	(33)	187	95	655	3,272	49	4,281	1,116	5,397
Corporate	6,608	191	80	109	9	14	7	116	586	-	7,310	6,103	13,413
Personal	155	19	19	-	-	-	-	-	-	-	155	22	177

	25,789	210	99	14,083	504	4,631	2,947	15,767	10,169	166	51,891	7,527	59,418

	30 June 2012				31 December 2011
	Notional		Fair value		Notional		Fair value
	Bought	Sold	Bought	Sold	Bought	Sold	Bought	Sold
CDS by reference entity	£m	£m	£m	£m	£m	£m	£m	£m

Government	2,895	2,610	64	(64)	2,631	2,640	76	(67)
Other banks	3,336	3,331	126	(125)	4,765	4,694	307	(310)
Other FI	2,595	2,377	13	(10)	3,653	3,403	7	(2)
Corporate	14,387	13,087	(64)	99	20,433	18,311	148	(126)

	23,213	21,405	139	(100)	31,482	29,048	538	(505)

Risk and balance sheet management (continued)

Risk management: Country risk: Germany (continued)

CDS bought protection: counterparty analysis by internal asset quality band

	AQ1		AQ2-AQ3		AQ4-AQ9		Total
	Notional	Fair value	Notional	Fair value	Notional	Fair value	Notional	Fair value
30 June 2012	£m	£m	£m	£m	£m	£m	£m	£m

Banks	11,166	43	142	3	4	-	11,312	46
Other FI	11,527	91	17	(1)	357	3	11,901	93

	22,693	134	159	2	361	3	23,213	139

31 December 2011

Banks	14,644	171	163	4	8	-	14,815	175
Other FI	16,315	357	18	-	334	6	16,667	363

	30,959	528	181	4	342	6	31,482	538

Risk and balance sheet management (continued)

Risk management: Country risk: Netherlands

	Lending	REIL	Provisions	AFS and LAR debt securities	AFS reserves	HFT debt securities		Total debt securities	Derivatives	Reverse repos	Balance sheet	Off-balance sheet	Total
						Long	Short
30 June 2012	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Government	1	-	-	1,306	59	1,270	1,202	1,374	35	-	1,410	27	1,437
Central bank	9,185	-	-	-	-	-	-	-	-	-	9,185	-	9,185
Other banks	617	-	-	629	119	195	377	447	7,676	552	9,292	3,464	12,756
Other FI	1,556	-	-	6,353	(329)	310	50	6,613	1,905	81	10,155	2,207	12,362
Corporate	4,755	588	230	83	5	49	18	114	645	1	5,515	6,244	11,759
Personal	29	26	21	-	-	-	-	-	-	-	29	12	41

	16,143	614	251	8,371	(146)	1,824	1,647	8,548	10,261	634	35,586	11,954	47,540

31 December 2011

Government	8	-	-	1,447	74	849	591	1,705	40	-	1,753	-	1,753
Central bank	7,654	-	-	-	-	6	-	6	7	-	7,667	-	7,667
Other banks	623	-	-	802	217	365	278	889	7,410	164	9,086	3,566	12,652
Other FI	1,557	-	-	6,804	(386)	290	108	6,986	1,806	108	10,457	3,388	13,845
Corporate	4,827	621	209	199	6	113	5	307	747	3	5,884	6,596	12,480
Personal	20	3	2	-	-	-	-	-	-	-	20	11	31

	14,689	624	211	9,252	(89)	1,623	982	9,893	10,010	275	34,867	13,561	48,428

	30 June 2012				31 December 2011
	Notional		Fair value		Notional		Fair value
	Bought	Sold	Bought	Sold	Bought	Sold	Bought	Sold
CDS by reference entity	£m	£m	£m	£m	£m	£m	£m	£m

Government	1,156	1,108	20	(20)	1,206	1,189	31	(31)
Other banks	708	747	19	(18)	965	995	41	(42)
Other FI	3,275	3,157	100	(94)	5,772	5,541	142	(131)
Corporate	9,432	8,364	159	(73)	15,416	14,238	257	(166)

	14,571	13,376	298	(205)	23,359	21,963	471	(370)

Risk and balance sheet management (continued)

Risk management: Country risk: Netherlands (continued)

CDS bought protection: counterparty analysis by internal asset quality band

	AQ1		AQ2-AQ3		AQ4-AQ9		AQ10		Total
	Notional	Fair value	Notional	Fair value	Notional	Fair value	Notional	Fair value	Notional	Fair value
30 June 2012	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Banks	5,411	42	66	1	4	-	-	-	5,481	43
Other FI	7,940	145	307	32	701	69	142	9	9,090	255

	13,351	187	373	33	705	69	142	9	14,571	298

31 December 2011

Banks	7,605	107	88	1	6	-	-	-	7,699	108
Other FI	14,529	231	308	37	676	81	147	14	15,660	363

	22,134	338	396	38	682	81	147	14	23,359	471

Risk and balance sheet management (continued)

Risk management: Country risk: France

	Lending	REIL	Provisions	AFS and LAR debt securities	AFS reserves	HFT debt securities		Total debt securities	Derivatives	Reverse repos	Balance sheet	Off-balance sheet	Total
						Long	Short
30 June 2012	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Government	498	-	-	1,110	(27)	6,056	4,596	2,570	197	-	3,265	821	4,086
Central bank	2	-	-	-	-	-	-	-	-	-	2	-	2
Other banks	829	-	-	726	1	143	102	767	6,309	347	8,252	503	8,755
Other FI	176	-	-	705	(22)	180	138	747	655	54	1,632	882	2,514
Corporate	2,913	33	13	242	14	148	130	260	716	-	3,889	7,174	11,063
Personal	73	-	-	-	-	-	-	-	-	-	73	75	148

	4,491	33	13	2,783	(34)	6,527	4,966	4,344	7,877	401	17,113	9,455	26,568

31 December 2011

Government	481	-	-	2,648	(14)	8,705	5,669	5,684	357	-	6,522	911	7,433
Central bank	3	-	-	20	-	-	-	20	-	-	23	-	23
Other banks	1,273	-	-	889	(17)	157	75	971	7,009	262	9,515	474	9,989
Other FI	282	-	-	642	(40)	325	126	841	592	83	1,798	928	2,726
Corporate	3,761	128	74	240	9	72	34	278	743	-	4,782	7,829	12,611
Personal	79	-	-	-	-	-	-	-	-	-	79	75	154

	5,879	128	74	4,439	(62)	9,259	5,904	7,794	8,701	345	22,719	10,217	32,936

	30 June 2012				31 December 2011
	Notional		Fair value		Notional		Fair value
	Bought	Sold	Bought	Sold	Bought	Sold	Bought	Sold
CDS by reference entity	£m	£m	£m	£m	£m	£m	£m	£m

Government	3,397	2,714	154	(139)	3,467	2,901	228	(195)
Other banks	3,518	3,486	201	(172)	4,232	3,995	282	(236)
Other FI	1,817	1,509	81	(69)	2,590	2,053	136	(117)
Corporate	14,134	13,383	226	(196)	23,224	21,589	609	(578)

	22,866	21,092	662	(576)	33,513	30,538	1,255	(1,126)

Risk and balance sheet management (continued)

Risk management: Country risk: France (continued)

CDS bought protection: counterparty analysis by internal asset quality band

	AQ1		AQ2-AQ3		AQ4-AQ9		Total
	Notional	Fair value	Notional	Fair value	Notional	Fair value	Notional	Fair value
30 June 2012	£m	£m	£m	£m	£m	£m	£m	£m

Banks	10,391	279	148	10	76	8	10,615	297
Other FI	11,933	343	21	1	297	21	12,251	365

	22,324	622	169	11	373	29	22,866	662

31 December 2011

Banks	13,353	453	162	13	79	8	13,594	474
Other FI	19,641	758	24	1	254	22	19,919	781

	32,994	1,211	186	14	333	30	33,513	1,255

Risk and balance sheet management (continued)

Risk management: Country risk: Belgium

	Lending	REIL	Provisions	AFS and LAR debt securities	AFS reserves	HFT debt securities		Total debt securities	Derivatives	Reverse repos	Balance sheet	Off-balance sheet	Total
						Long	Short
30 June 2012	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Government	-	-	-	745	(94)	1,253	718	1,280	95	-	1,375	-	1,375
Central bank	-	-	-	-	-	-	-	-	3	-	3	-	3
Other banks	300	-	-	-	-	-	-	-	2,514	21	2,835	7	2,842
Other FI	246	-	-	-	-	-	-	-	220	-	466	81	547
Corporate	493	49	18	8	-	4	10	2	220	-	715	1,306	2,021
Personal	21	-	-	-	-	-	-	-	-	-	21	8	29

	1,060	49	18	753	(94)	1,257	728	1,282	3,052	21	5,415	1,402	6,817

31 December 2011

Government	-	-	-	742	(116)	608	722	628	89	-	717	-	717
Central bank	8	-	-	-	-	-	-	-	3	-	11	-	11
Other banks	287	-	-	4	-	-	-	4	2,399	51	2,741	8	2,749
Other FI	354	-	-	-	-	1	4	(3)	191	-	542	64	606
Corporate	588	31	21	3	-	20	-	23	277	-	888	1,279	2,167
Personal	20	-	-	-	-	-	-	-	-	-	20	8	28

	1,257	31	21	749	(116)	629	726	652	2,959	51	4,919	1,359	6,278

	30 June 2012				31 December 2011
	Notional		Fair value		Notional		Fair value
	Bought	Sold	Bought	Sold	Bought	Sold	Bought	Sold
CDS by reference entity	£m	£m	£m	£m	£m	£m	£m	£m

Government	1,569	1,451	60	(55)	1,612	1,505	120	(110)
Other banks	313	311	6	(6)	312	302	14	(13)
Corporate	367	355	3	(3)	563	570	12	(12)

	2,249	2,117	69	(64)	2,487	2,377	146	(135)

Risk and balance sheet management (continued)

Risk management: Country risk: Belgium (continued)

CDS bought protection: counterparty analysis by internal asset quality band

	AQ1		AQ2-AQ3		AQ4-AQ9		Total
	Notional	Fair value	Notional	Fair value	Notional	Fair value	Notional	Fair value
30 June 2012	£m	£m	£m	£m	£m	£m	£m	£m

Banks	1,519	46	2	-	12	-	1,533	46
Other FI	710	23	1	-	5	-	716	23

	2,229	69	3	-	17	-	2,249	69

31 December 2011

Banks	1,602	97	2	-	12	1	1,616	98
Other FI	866	48	1	-	4	-	871	48

	2,468	145	3	-	16	1	2,487	146

Risk and balance sheet management (continued)

Risk management: Country risk: Luxembourg

	Lending	REIL	Provisions	AFS and LAR debt securities	AFS reserves	HFT debt securities		Total debt securities	Derivatives	Reverse repos	Balance sheet	Off-balance sheet	Total
						Long	Short
30 June 2012	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Other banks	1	-	-	10	-	44	2	52	547	12	612	-	612
Other FI	471	-	-	41	(6)	221	4	258	824	381	1,934	350	2,284
Corporate	2,100	978	310	5	1	25	29	1	207	-	2,308	1,582	3,890
Personal	3	-	-	-	-	-	-	-	-	-	3	2	5

	2,575	978	310	56	(5)	290	35	311	1,578	393	4,857	1,934	6,791

31 December 2011

Other banks	101	-	-	10	-	7	-	17	530	16	664	-	664
Other FI	925	-	-	54	(7)	82	80	56	2,174	789	3,944	711	4,655
Corporate	2,228	897	301	5	-	58	6	57	180	-	2,465	1,294	3,759
Personal	2	-	-	-	-	-	-	-	-	-	2	2	4

	3,256	897	301	69	(7)	147	86	130	2,884	805	7,075	2,007	9,082

	30 June 2012				31 December 2011
	Notional		Fair value		Notional		Fair value
	Bought	Sold	Bought	Sold	Bought	Sold	Bought	Sold
CDS by reference entity	£m	£m	£m	£m	£m	£m	£m	£m

Other FI	1,063	1,013	83	(76)	2,080	1,976	118	(108)
Corporate	1,577	1,302	97	(83)	2,478	2,138	146	(116)

	2,640	2,315	180	(159)	4,558	4,114	264	(224)

Risk and balance sheet management (continued)

Risk management: Country risk: Luxembourg (continued)

CDS bought protection: counterparty analysis by internal asset quality band

	AQ1		AQ2-AQ3		AQ4-AQ9		Total
	Notional	Fair value	Notional	Fair value	Notional	Fair value	Notional	Fair value
30 June 2012	£m	£m	£m	£m	£m	£m	£m	£m

Banks	969	71	14	-	-	-	983	71
Other FI	1,571	103	8	-	78	6	1,657	109

	2,540	174	22	-	78	6	2,640	180

31 December 2011

Banks	1,535	93	16	-	-	-	1,551	93
Other FI	2,927	164	10	-	70	7	3,007	171

	4,462	257	26	-	70	7	4,558	264

Risk and balance sheet management (continued)

Risk management: Country risk: Other eurozone (1)

	Lending	REIL	Provisions	AFS and LAR debt securities	AFS reserves	HFT debt securities		Total debt securities	Derivatives	Reverse repos	Balance sheet	Off-balance sheet	Total
						Long	Short
30 June 2012	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Government	60	-	-	329	(46)	652	316	665	746	-	1,471	-	1,471
Central bank	-	-	-	-	-	-	-	-	25	-	25	-	25
Other banks	16	-	-	53	-	51	52	52	911	13	992	173	1,165
Other FI	73	-	-	97	(8)	17	46	68	14	18	173	65	238
Corporate	974	199	68	135	(2)	9	7	137	47	-	1,158	1,049	2,207
Personal	13	-	-	-	-	-	-	-	-	-	13	25	38

	1,136	199	68	614	(56)	729	421	922	1,743	31	3,832	1,312	5,144

31 December 2011

Government	121	-	-	327	(47)	445	331	441	779	-	1,341	25	1,366
Central bank	-	-	-	-	-	-	-	-	23	-	23	-	23
Other banks	28	-	-	63	(1)	13	70	6	1,011	-	1,045	94	1,139
Other FI	77	-	-	100	(9)	25	2	123	36	-	236	130	366
Corporate	1,125	12	15	134	(4)	11	7	138	45	-	1,308	1,038	2,346
Personal	12	-	-	-	-	-	-	-	-	-	12	10	22

	1,363	12	15	624	(61)	494	410	708	1,894	-	3,965	1,297	5,262

	30 June 2012				31 December 2011
	Notional		Fair value		Notional		Fair value
	Bought	Sold	Bought	Sold	Bought	Sold	Bought	Sold
CDS by reference entity	£m	£m	£m	£m	£m	£m	£m	£m

Government	2,269	2,188	27	(21)	2,281	2,350	54	(47)
Other banks	76	71	1	(1)	90	87	2	(1)
Corporate	2,687	2,608	37	(28)	4,054	3,944	70	(59)

	5,032	4,867	65	(50)	6,425	6,381	126	(107)

For the note to this table refer to the following page.

Risk and balance sheet management (continued)

Risk management: Country risk: Other eurozone (1) (continued)

CDS bought protection: counterparty analysis by internal asset quality band

	AQ1		AQ2-AQ3		AQ4-AQ9		Total
	Notional	Fair value	Notional	Fair value	Notional	Fair value	Notional	Fair value
30 June 2012	£m	£m	£m	£m	£m	£m	£m	£m

Banks	2,373	35	49	-	-	-	2,422	35
Other FI	2,563	29	3	-	44	1	2,610	30

	4,936	64	52	-	44	1	5,032	65

31 December 2011

Banks	2,877	58	50	1	-	-	2,927	59
Other FI	3,464	67	4	-	30	-	3,498	67

	6,341	125	54	1	30	-	6,425	126

Note:

(1)	Comprises Austria, Estonia, Finland, Malta, Slovakia and Slovenia.

Risk and balance sheet management (continued)

Risk management: Country risk: Eurozone non-periphery

Key points*

•
Germany and Netherlands - The Group holds significant short-term surplus liquidity with central banks given credit risk and capital considerations and limited alternative investment opportunities; this exposure also fluctuates as part of the Group's asset and liability management. In addition, net long HFT positions in German bonds in Markets increased, driven by market opportunities. Concurrently, German AFS bond positions in Group Treasury were reduced in line with internal liquidity management strategies.

•
France - During the first half of 2012, in anticipation of widening credit spreads and as part of general risk management, the Group reduced its holdings in French bonds, both AFS in Group Treasury and HFT in Markets.

•	Government and central banks
Belgium - Net HFT government bonds exposure increased by £0.6 billion reflecting fluctuations in market making positions.

•	Financial institutions

Germany and Netherlands - Derivative and repo exposure to financial institutions increased during the first half of 2012 by £0.7 billion in Netherlands, driven by a few large banks, and by £0.3 billion in Germany, spread over a larger number of names.

France - Approximately two thirds of the lending to banks is to the top three banks under uncommitted facilities.

Luxembourg - Lending to banks and non-bank financial institutions decreased by £0.6 billion during the first half of 2012, spread over a number of financial intermediaries, funds and banks.

•	Corporate
Germany - Lending to corporate clients fell by £1.1 billion, driven by reductions in the transport, media, commercial real estate, electricity and media sectors.

France - Corporate lending decreased by £0.8 billion, due to reductions in the telecommunications, commercial real estate and construction sectors.

•	Non-Core (included above)
Non-Core lending exposure has been generally reduced in line with the Group's strategic plan.

Non-Core lending exposure in France was £2.0 billion at 30 June 2012, a decline of £0.3 billion since 31 December 2011. The lending portfolio mainly comprised property (41%) and sovereign and quasi-sovereign (24%) exposures.

Non-Core lending exposure in Germany was £4.5 billion at 30 June 2012, down £0.9 billion since 31 December 2011. Most of the lending was in the property (50%) and transport (27%) sectors.

* not within the scope of Deloitte LLP's review report

Independent review report to The Royal Bank of Scotland Group plc

We have been engaged by The Royal Bank of Scotland Group plc ("the Company") to review the condensed financial statements in the half-yearly financial report for the six months ended 30 June 2012 which comprise the condensed consolidated income statement, the condensed consolidated statement of comprehensive income, the condensed consolidated balance sheet, the condensed consolidated statement of changes in equity, the condensed consolidated cash flow statement, related notes 1 to 20, the divisional results on pages 21 to 67 and the Risk and balance sheet management section set out on pages 129 to 236 except for those indicated as not reviewed (together "the condensed financial statements"). We have read the other information contained in the half-yearly financial report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed financial statements.

This report is made solely to the Company in accordance with International Standard on Review Engagements (UK and Ireland) 2410 'Review of Interim Financial Information Performed by the Independent Auditor of the Entity' issued by the Auditing Practices Board. Our work has been undertaken so that we might state to the Company those matters we are required to state to them in an independent review report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company, for our review work, for this report, or for the conclusions we have formed.

Directors' responsibilities
The half-yearly financial report is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the half-yearly financial report in accordance with the Disclosure and Transparency Rules of the United Kingdom's Financial Services Authority.

As disclosed in note 1, the annual financial statements of the Group are prepared in accordance with IFRSs as adopted by the European Union. The condensed financial statements included in this half-yearly financial report have been prepared in accordance with International Accounting Standard 34, 'Interim Financial Reporting', as adopted by the European Union.

Our responsibility
Our responsibility is to express to the Company a conclusion on the condensed financial statements in the half-yearly financial report based on our review.

Scope of review
We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410 'Review of Interim Financial Information Performed by the Independent Auditor of the Entity' issued by the Auditing Practices Board for use in the United Kingdom. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Independent review report to The Royal Bank of Scotland Group plc (continued)

Conclusion
Based on our review, nothing has come to our attention that causes us to believe that the condensed financial statements in the half-yearly financial report for the six months ended 30 June 2012 are not prepared, in all material respects, in accordance with International Accounting Standard 34 as adopted by the European Union and the Disclosure and Transparency Rules of the United Kingdom's Financial Services Authority.

Deloitte LLP
Chartered Accountants and Statutory Auditor
London, United Kingdom
2 August 2012

Risk factors

The principal risks and uncertainties facing the Group are unchanged from those disclosed on pages 451 to 464 of the Group's 2011 Annual Report and Accounts ("2011 R&A").

Summary of our Principal Risks and Uncertainties
Set out below is a summary of certain risks which could adversely affect the Group. These should not be regarded as a complete and comprehensive statement of all potential risks and uncertainties. The summary should be read in conjunction with the Risk and balance sheet management section on pages 100 to 249 of the 2011 R&A, which also includes a fuller description of these and other risk factors (pages 451 to 464).

•
The Group's businesses, earnings and financial condition and liquidity have been and will continue to be affected by geopolitical conditions, the global economy, instability in the global financial markets and increased competition. Together with a perceived increased risk of default on the sovereign debt of certain European countries and unprecedented stresses on the financial system within the eurozone, the above factors have resulted in significant fluctuations in market conditions including interest rates, foreign exchange rates, credit spreads, and other market factors and consequent changes in asset valuations.

•
The Group's ability to meet its obligations, including its funding commitments, depends on the Group's ability to access sources of liquidity and funding. The inability to access liquidity and funding due to market conditions or otherwise could adversely affect the Group's financial condition. Furthermore, the Group's borrowing costs and its access to the debt capital markets and other sources of liquidity depend significantly on its and the UK Government's credit ratings.

•
The Independent Commission on Banking has published its final report on competition and possible structural reforms in the UK banking industry. The Government has indicated that it supports and intends to implement the recommendations substantially as proposed which could have a material adverse effect on the Group's structure, financial condition and results.

•
The Group's ability to implement its Strategic Plan depends on the success of its efforts to refocus on its core strengths and its balance sheet reduction programme. As part of the Group's Strategic Plan and implementation of the State Aid restructuring plan agreed with the European Commission and HM Treasury, the Group is undertaking an extensive restructuring which may adversely affect the Group's business, results of operations and financial condition and give rise to increased operational risk and may impair the Group's ability to raise new Tier 1 capital due to restrictions on its ability to make discretionary dividend or coupon payments on certain securities.

•
The occurrence of a delay in the implementation of (or any failure to implement) the approved proposed transfers of a substantial part of the business activities of RBS N.V. to the Royal Bank may have a material adverse effect on the Group.

•
The Group or any of its UK bank subsidiaries may face the risk of full nationalisation or other resolution procedures and various actions could be taken by or on behalf of the UK Government in the event that any such entities are failing, or likely to fail, including actions in relation to any securities issued, new or existing contractual arrangements and transfers of part or all of the Group's businesses.

•
The actual or perceived failure or worsening credit of the Group's counterparties or borrowers and depressed asset valuations resulting from poor market conditions have adversely affected and could continue to adversely affect the Group.

Risk factors (continued)

•
The value of certain financial instruments recorded at fair value is determined using financial models incorporating assumptions, judgements and estimates that may change over time or may ultimately not turn out to be accurate.

•
Changes in interest rates, foreign exchange rates, credit spreads, bond, equity and commodity prices, basis, volatility and correlation risks and other market factors have significantly affected and will continue to affect the Group's business and results of operation.

•	The Group's insurance businesses are subject to inherent risks involving claims on insured events.

•
The Group's business performance, financial condition and capital and liquidity ratios could be adversely affected if its capital is not managed effectively or as a result of changes to capital adequacy and liquidity requirements, including those arising out of Basel III implementation (globally or by European or UK authorities), or if the Group is unable to issue Contingent B Shares to HM Treasury under certain circumstances.

•
Any significant developments in regulatory or tax legislation could have an effect on how the Group conducts its business and on its results of operations and financial condition, and the recoverability of certain deferred tax assets recognised by the Group is subject to uncertainty.

•
The Group is subject to substantial regulation and oversight, and any significant regulatory or legal developments could have an adverse effect on how the Group conducts its business and on its results of operations and financial condition. In addition, the Group is, and may be, subject to litigation and regulatory investigations that may adversely impact its business, results of operations and financial condition.

•	Operational and reputational risks are inherent in the Group's operations.

•	The Group could fail to attract or retain senior management, which may include members of the Group Board, or other key employees, and it may suffer if it does not maintain good employee relations.

•
The Group may be required to make contributions to its pension schemes and government compensation schemes, either of which may have an adverse impact on the Group's results of operations, cash flow and financial condition.

•
As a result of the UK Government's majority shareholding in the Group it can, and in the future may decide to, exercise a significant degree of influence over the Group including on dividend policy, modifying or cancelling contracts or limiting the Group's operations. The offer or sale by the UK Government of all or a portion of its shareholding in the company could affect the market price of the equity shares and other securities and acquisitions of ordinary shares by the UK Government (including through conversions of other securities or further purchases of shares) may result in the delisting of the Group from the Official List.

Statement of directors' responsibilities

We, the directors listed below, confirm that to the best of our knowledge:

•	the condensed financial statements have been prepared in accordance with IAS 34 'Interim Financial Reporting';

•
the interim management report includes a fair review of the information required by DTR 4.2.7R (indication of important events during the first six months and description of principal risks and uncertainties for the remaining six months of the year); and

•	the interim management report includes a fair review of the information required by DTR 4.2.8R (disclosure of related parties' transactions and changes therein).

By order of the Board

Philip Hampton	Stephen Hester	Bruce Van Saun
Chairman	Group Chief Executive	Group Finance Director

2 August 2012

Board of directors

Chairman	Executive directors	Non-executive directors
Philip Hampton	Stephen Hester Bruce Van Saun	Sandy Crombie Alison Davis Tony Di Iorio Penny Hughes Joe MacHale Brendan Nelson Baroness Noakes Arthur 'Art' Ryan Philip Scott

Additional information

	30 June 2012	31 March 2012	31 December 2011

Ordinary share price*	215.3p	276.4p	201.8p

Number of ordinary shares in issue*	6,017m	5,955m	5,923m

*prior period data have been adjusted for the sub-division and one-for-ten share consolidation of ordinary shares, which took effect in June 2012.

Statutory results
Financial information contained in this document does not constitute statutory accounts within the meaning of section 434 of the Companies Act 2006 ('the Act'). The statutory accounts for the year ended 31 December 2011 have been filed with the Registrar of Companies. The report of the auditor on those statutory accounts was unqualified, did not draw attention to any matters by way of emphasis and did not contain a statement under section 498(2) or (3) of the Act.

Financial calendar

2012 Q3 interim management statement	Friday 2 November 2012

2012 annual results	Thursday 28 February 2013

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 03 August 2012

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary